FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 1, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö     Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Restated Annual Report on the Consolidated Financial Statements for the Fiscal Year 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2015

Tenaris, S.A.

TENARIS S.A.
RESTATED ANNUAL REPORT
ON THE
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR 2014

TABLE OF CONTENTS

COMPANY PROFILE	2
LETTER FROM THE CHAIRMAN	3
MANAGEMENT REPORT	5
Leading Indicators	7
Information on Tenaris	8
The Company	8
Overview	8
History and Development of Tenaris	8
Business Overview	9
Research and Development	11
Principal Risks and Uncertainties	14
Operating and Financial Review and Prospects	16
Quantitative and Qualitative Disclosure about Market Risk	25
Recent Developments	27
Environmental Regulation	27
Related Party Transactions	27
Employees	27
Corporate Governance	28
MANAGEMENT CERTIFICATION	39
FINANCIAL INFORMATION	40
Restated Consolidated Financial Statements	40

company profile

Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Tenaris’ 2014 annual report was previously issued on March 31, 2015. This restated annual report reflects the restatement of the Company’s consolidated financial statements for the fiscal year 2014 in connection with the reduction of the carrying value of Tenaris’ investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) to $122 million as of September 30, 2014, following a revision of its value in use calculation. For more information concerning this restatement see “General Information-Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas”, to our audited restated consolidated financial statements included in this restated annual report.

Letter From The Chairman

Dear Shareholders,

We successfully completed a satisfactory year in 2014 with a record level of monthly shipments in December. We continued to make progress in North America and other areas, with shipments of seamless pipe products rising 7% year on year. However, our sales of high value premium products were affected by the onset of inventory adjustments in Saudi Arabia in the second half and overall sales were further affected by an exceptionally low level of demand in Brazil. These offsetting trends resulted in our overall sales and EBITDA remaining at the same level of 2013 as we successfully maintained our margins at an industry-leading level.

Our positioning in shale and deepwater operations worldwide contributed strongly to these results. Sales of OCTG products for U.S. onshore operations rose 24% year on year. In Argentina, sales of OCTG rose by 13% year on year as YPF continued to explore the potential of the Vaca Muerta shale. Sales to Gulf of Mexico deepwater projects rose significantly year on year, and in sub-Saharan Africa they rose a further 12% consolidating the good performance of 2013.

2014 was also a good year for the deployment of our new premium products for complex deepwater and HPHT applications. Our BlueDock™ connector was successfully run by Petrobras in Brazil and Repsol in Trinidad. In the Gulf of Mexico, we successfully qualified our Wedge 623™ and Blue® Riser connections for Shell’s Mars B project. And we successfully introduced our Blue® Quick Seal, Blue® Max and Blue® Heavy Wall connections for deepwater and HPHT operations in the North Sea and Angola. In the last few months, this success has been complemented by significant contract awards for TengizChevroil’s operations in Kazakhstan, for Maersk’s UK operations in the North Sea, and Statoil’s Mariner project in the North Sea.

During the year, we made progress with our investment plans focused on enhancing our capability to produce high-end products, strengthening our position in North America, improving health and safety conditions and reducing our environmental footprint.

We reinforced our safety routines during the year. In addition to our Safe Hour meetings, we established regular meetings with our sub-contractors to share our safety-first priorities, introduced a communications campaign throughout the company centered on 12 basic safety rules and extended our Safestart training program. The Safestart program was first introduced in our Conroe mill in the U.S. in 2011 and aims to encourage personal responsibility for safety and reduce injuries on and off the job by focusing on risk perception. Our safety indicators for the year show a mixed result but the trend in the second half was positive and we recorded our lowest quarterly values for our main safety indicators in the fourth quarter. We will continue to focus on improving our safety performance, which is an essential element of our competitive differentiation in the eyes of our customers and the communities where we operate.

The market environment that faces us in 2015 is very different from that we have had in the past few years. Demand for oil and gas has grown at a lower pace than the additional supply of tight oil from the shales in North America, and the imbalance led to a sudden change in the circumstances that allowed the price of oil to remain in a range of around $100 per barrel for over 3 years. Customers have reacted to the collapse in oil and LNG prices by cutting their investment budgets and looking for a structural change in their costs of operations. We estimate that overall market demand for OCTG in 2015 will decline by around 30% compared to 2014, including reductions in inventory.

Despite the rapid reaction by oil and gas companies, it will take time to rebalance oil supply and demand. We are, therefore, preparing for what could be a prolonged downturn. We are confident however that the longer-term fundamentals of the oil and gas industry remain positive. Demand for oil and gas will grow with the improvement in the global economy, decline rates are accelerating impacted by the higher incidence of shale production, and we see the long-term equilibrium in oil and gas prices at a higher level than the prices of today.

We are working actively with our customers to help them reduce costs by optimization of processes and efficient management of pipe materials and inventories and optimum product selection to support their level of activity. At the same time, we are adjusting our operations to fit the new environment. We are reducing our labor costs worldwide through a wide set of measures, while preserving our key competences and maintaining our focus on the relation with our communities. The costs of our metallic load are declining and we are optimizing allocation among our plants to take advantage of currency movements and differential operating costs. We are reviewing our fixed costs with a view to making our structure more efficient and are taking actions to reduce our investment in working capital.

In the United States and Canada, despite the rapid decline in the market, we are seeing opportunities to improve elements of the supply chain system and expand market share against imports. Although unfairly traded imports from Korea continue at a very high level in spite of the trade case ruling of August, we expect that domestic producers should have an opportunity to displace them on competitive terms. By 2017, when our Bay City mill will enter operations, we expect the market will have recovered and domestic producers should be able to effectively serve the market.

Our long term investment plan, including Bay City, will continue in 2015, but we are confident that our cash flow from operations will be sufficient to cover these investments and maintain our dividend payments.

We are also maintaining our strong focus on training, that has positioned Tenaris as a leader in corporate education. We expanded our agreement with edX, the open, online learning initiative founded by Harvard and MIT. TenarisUniversity, in cooperation with the Roberto Rocca Technical School, produced its first MOOC (Massive Online Open Course) – an Introduction to Computer Numerical Control – aimed at young technical students. Over 4,000 participants have enrolled in the course from 100 different countries with a 22% completion rate and a very high rating, well above the average for MOOCs in general. This year, we will produce several further MOOCs and use the edX platform for several Special Purpose Online Courses aimed at our own training needs.

We concluded 2014 with operating income of $1.9 billion on sales of $10.3 billion and earnings per share of $1.141, 13% lower than 2013, as we recorded impairment charges of $206 million on the value of our welded pipe assets in Colombia and Canada. Our cash flow from operations remained strong and we ended the year with a net cash position of $1.3 billion after investing $1.1 billion in capital expenditure and paying out $531 million in dividends. Considering the change in market conditions and the high level of our capital expenditure commitments, we are proposing to maintain the final dividend at 30 cents per share, making for an increase in the total annual dividend of 5%.

We believe that we entered this downturn in a better position than our competitors based on our strong financial position, our global positioning, our extensive customer base and the quality of our products and services. We are also confident that we will emerge from it with our competitive positioning strengthened and fully prepared to support our customers in a new cycle.

This is a difficult time for our industry and our employees. I would like to thank them for their contribution to last year’s results and their ongoing commitment as we position the company for the new market environment. I would also like to express my thanks to our customers, suppliers and shareholders for their continuing support and confidence in Tenaris.

March 30, 2015

/s/ Paolo Rocca

Paolo Rocca

1  Earnings per share as of February 18, 2015. This figure was restated to earnings per share of $0.98 subsequent to the issuance of this letter, on May 28, 2015. For more information, see “I General Information” to our audited restated consolidated financial statements included in this restated annual report.

Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this restated annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•
References in this restated annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited restated consolidated financial statements included in this restated annual report.

•	References in this restated annual report to “San Faustin” refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS, and adopted by the European Union, or E.U.

We publish consolidated financial statements expressed in U.S. dollars. Our restated consolidated financial statements included in this restated annual report are those as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012.

Rounding

Certain monetary amounts, percentages and other figures included in this restated annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This restated annual report and any other oral or written statements made by us to the public may contain “forward-looking statements”.  Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This restated annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this restated annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment and our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this restated annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading Indicators

	2014 Restated(1)	2013	2012
TUBES SALES VOLUMES (thousands of tons)
Seamless	2,790	2,612	2,676
Welded	885	1,049	1,188
Total	3,675	3,661	3,864

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	2,940	2,611	2,806
Welded	908	988	1,188
Total	3,848	3,599	3,994

FINANCIAL INDICATORS (millions of $)
Net sales	10,338	10,597	10,834
Operating income	1,899	2,185	2,357
EBITDA (2)	2,720	2,795	2,875
Net income	1,181	1,574	1,702
Cash flow from operations	2,044	2,377	1,856
Capital expenditures	1,089	753	790

BALANCE SHEET (millions of $)
Total assets	16,511	15,931	15,960
Total borrowings	999	931	1,744
Net financial debt/ (cash) (3)	(1,257)	(911)	271
Total liabilities	3,704	3,461	4,460
Shareholders’ equity including non-controlling interests	12,806	12,470	11,500

PER SHARE / ADS DATA ($ PER SHARE / PER ADS)(4)
Number of shares outstanding (5) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	0.98	1.31	1.44
Earnings per ADS	1.96	2.63	2.88
Dividends per share (6)	0.45	0.43	0.43
Dividends per ADS (6)	0.90	0.86	0.86
ADS Stock price at year-end	30.21	43.69	41.92
Number of employees (5)	27,816	26,825	26,673

1.
The consolidated financial statements for the year ended December 31, 2014, included in the previously issued annual report, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information, see “I General Information” to our audited restated consolidated financial statements included in this restated annual report.

2.
Defined as operating income plus depreciation, amortization and impairment charges/(reversals). In 2014, the EBITDA figure excludes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada and in 2012, the EBITDA figure excludes a non-recurring gain of $49 million, corresponding to a tax related lawsuit collected in Brazil.

3.	Defined as borrowings less cash and cash equivalents and other current investments.

4.	Each ADS represents two shares.

5.	As of December 31.

6.	Paid in respect of the year.

Information on Tenaris

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.

The Company has no branches. For information on the Company’s subsidiaries, see note 29 “Principal subsidiaries” to our audited restated consolidated financial statements included in this restated annual report.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

History and Development of Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)2;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (a controlling interest in August 1999, and the remainder during the second quarter of 2012);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

•	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities (April 2009);

2 In 2009, the Venezuelan government nationalized Tavsa and other companies in which we had investments. For more information on the Tavsa nationalization process, see note 30 “Nationalization of Venezuelan Subsidiaries” to our audited restated consolidated financial statements included in this restated annual report.

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (November 2011);

•
Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012); and

•	a sucker rod business, in Campina, Romania (February 2012).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

•	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

•	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (See “History and Development of Tenaris”). In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget in a range of $1.5 billion to $1.8 billion. As of December 31, 2014, approximately $0.4 billion had already been invested and an additional $0.5 billion had been committed.

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium and Tecpetrol to build a natural gas-fired combined cycle electric power plant in Mexico¸ expected to be completed in 2016, which would supply Tenaris’s and Ternium’s respective Mexican industrial facilities. For information on the new power plant, see note 12 c) “Investments in non-consolidated companies – Techgen S.A. de C.V.” to our audited restated consolidated financial statements included in this restated annual report.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements. For example, in Mexico, since 1994, we supply Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers under just-in-time, or JIT, agreements, which allow us to provide it with comprehensive pipe management services on a continuous basis.

Our Competitive Strengths

We believe our main competitive strengths include:

•
our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•
our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•
our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.

Business Segments

Tenaris has one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

For more information on our business segments, see accounting policy C “Segment information” to our audited restated consolidated financial statements included in this restated annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing products are also commonly referred to as OCTG products. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril , we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials that exceed our internal requirements.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, at the product testing facilities of NKKTubes in Japan and at the new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil (which commenced operations in 2014). We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods; and

•	coatings.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our intellectual property, from R&D and innovation, through the use of patents and trademarks that allow us to differentiate ourselves from our competitors.

We spent $107 million for R&D in 2014, compared to $106 million in 2013 and $83 million in 2012.

TENARIS IN NUMBERS

Trend information

RIG COUNT INTERNATIONAL
OIL
GAS
MISC
RIGS
1200
1000
800
600
400
200
0
31
238
825
41
228
897
48
226
960
50
242
1004
38
248
1050
2010
2011
2012
2013
2014

Source: Baker Hughes

RIG COUNT USA AND CANADA
OIL
GAS
RIGS
2500
2000
1500
1000
500
0
1092
790
1027
1263
658
1621
503
1606
494
1745
2010
2011
2012
2013
2014

Source: Baker Hughes

Leading indicators

NET SALES
USD MILLION
12000
10000
8000
6000
4000
2000
0
7712
9972
10834
10597
10338
2010
2011
2012
2013
2014

EARNINGS PER SHARE
USD
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.95
1.13
1.44
1.31
0.98
2010
2011
2012
2013
2014

Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. For example, the current fall in oil and gas prices and in drilling activity is resulting in a decline in consumption and demand of OCTG products which will negatively affect our revenues and profitability. Performance may be further affected by changes in governmental policies (including imposition or strengthening of trade restrictions), the impact of credit restrictions on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets. Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. Our profitability may also be hurt if increases in the cost of raw materials and energy could not be offset by higher selling prices. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economical and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

Beginnig in 2009, Venezuela nationalized our investments in Tubos de Acero de Venezuela S.A. or Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of the aforementioned companies. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has consented to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID, in connection with the nationalization process. Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID seeking adequate and effective compensation for the expropriation of their investments in Matesi and Tavsa and Comsigua. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 30 “Nationalization of Venezuelan Subsidiaries” to our audited restated consolidated financial statements included in this restated annual report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2014 we had $1,745 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($675 million). As of December 31, 2014, we recorded an impairment charge of $206 million on the value of our welded pipe assets in Colombia and Canada ($96 million on goodwill and the rest on other assets, including customer relationships), reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. Additionally, as of September 30, 2014 we also recorded a $161 million impairment on the carrying value of our investment in Usiminas. This action follows the conclusion of a discussion with the SEC Staff after which the Company revised the carrying value of its Usiminas investment and restated its financial statements to reduce the carrying amount of the Usiminas investment to $122 million as of September 30, 2014. As a result of this restatement, the financial statements at December 31, 2014 and March 31, 2015 were also restated to reflect the lower carrying value of the Usiminas investment. The Company recalculated value in use as of September 30, 2014, based primarily on the assumptions in a more conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy P and notes 22, 23 and 25 of our audited restated consolidated financial statements included in this restated annual report.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited restated consolidated financial statements and the related notes included elsewhere in this restated annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the E.U.

Certain information contained in this discussion and analysis and presented elsewhere in this restated annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this restated annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. In the past few months, crude oil prices have fallen from over $100 per barrel in June 2014 to their current levels of around $50 per barrel, as rapid production growth in the U.S. and Canada, slowing global demand growth and OPEC’s decision not to cut production levels have combined to create an excess of supply in the market. Natural gas prices have also fallen on increased supply and limited demand growth. In this context, oil and gas operators are substantially cutting their exploration and production budgets for the year 2015, particularly in North America, and are focused on reducing costs throughout their operations.

In 2014, worldwide drilling activity increased 5% compared to the level of 2013. In the United States the rig count in 2014 increased by 6% and in Canada by 7%. In the rest of the world, the rig count increased 3% in 2014. However, due to the significant decline in oil and gas prices in the past few months, drilling activity is being reduced rapidly in North America, with the U.S. rig count falling 573 rigs (31%) sequentially in the first two months of the year and the Canadian rig count falling 200 rigs (35%) year on year in the same period.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. In August 2014, the U.S. imposed anti-dumping duties on OCTG imports from various countries, including Korea. However, despite the trade case ruling, imports from Korea continue at a very high level. Similarly, in Canada, an investigation is underway and while the final determination on injury is still pending, in March 2015 the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from Korea and other countries.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates declined during 2014, particularly at the end of the year.

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment

Subsequent to the issuance of the Company’s audited annual consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and following the approval of such consolidated financial statements by the board of directors and the general meeting of shareholders, the Company has restated such consolidated financial statements to reduce the carrying amount of the Company’s investment in Usiminas.

This restatement follows the conclusion of previously disclosed discussions with the SEC Staff regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Tenaris’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately $4.8) per share which the Company’s affiliate Ternium paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restated consolidated financial statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. As a result, the Company recorded an impairment of $161.2 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was also adjusted to reflect the change in carrying value of that company’s participation in Usiminas. Because of this impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the consolidated financial statements for the years ended December 31, 2013 and 2012.

Outlook

While the extent and duration of the decline in drilling activity remains unclear, we expect demand for OCTG products to decline around 30% in 2015 compared to 2014. We expect that the decline in drilling activity and demand for OCTG will be more rapid and pronounced in the United States and Canada and more gradual in the rest of the world.

For 2015, we expect our sales in the United States and Canada to be affected by the aforementioned reduced drilling activity and by the uncertainty concerning the still very high level of unfairly-traded steel pipe imports and its impact on OCTG inventories in the United States. In the Eastern Hemisphere, our sales will be affected by OCTG destocking in Saudi Arabia and lower offshore drilling activity in sub-Saharan Africa, the North Sea and the Far East. However, we expect our sales in South America to be supported by sales for pipeline projects in Argentina and Brazil. The reduction in demand for OCTG is putting downward pressure on prices.

We are adjusting our operations to face the new environment, making certain adjustments in our workforce worldwide and optimizing allocation among our plants to take advantage of differences in operating costs and currency movements. We are also reviewing our fixed costs with a view to making our structure more efficient. The costs of our metallic load have been declining, which will ultimately help to soften the reduction in operating margins. Additionally, we will continue to focus on working capital efficiencies, primarily on inventories and receivables.

Results of Operations

Millions of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2014 Restated(1)	2013
Selected consolidated income statement data

Continuing operations
Net sales	10,338	10,597
Cost of sales	(6,287)	(6,457)
Gross profit	4,051	4,140
Selling, general and administrative expenses	(1,964)	(1,941)
Other operating income (expenses), net	(188)	(14)
Operating income	1,899	2,185
Finance income	38	35
Finance cost	(44)	(70)
Other financial results	39	7
Income before equity in earnings of non-consolidated companies and income tax	1,932	2,156
Equity in earnings (losses) of non-consolidated companies	(165)	46
Income before income tax	1,767	2,202
Income tax	(586)	(628)
Income for the year (2)	1,181	1,574
Income attributable to (2):
Owners of the parent	1,159	1,551
Non-controlling interests	23	23
Income for the year(2)	1,181	1,574
Depreciation and amortization	(616)	(610)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings per share	0.98	1.31
Dividends per share(3)	0.45	0.43
____________________

(1)
The consolidated financial statements for the year ended December 31, 2014, included in the previously issued annual report, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information, see “I General Information” to our audited restated consolidated financial statements included in this restated annual report.

(2)
International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(3)	Dividends per share correspond to the dividends paid in respect of the year.

Millions of U.S. dollars (except number of shares)	At December 31,
	2014 Restated(1)	2013
Selected consolidated financial position data

Current assets	7,396	6,904
Property, plant and equipment, net	5,160	4,674
Other non-current assets	3,955	4,353
Total assets	16,511	15,931

Current liabilities	2,603	2,120
Non-current borrowings	31	246
Deferred tax liabilities	714	751
Other non-current liabilities	357	344
Total liabilities	3,704	3,461

Capital and reserves attributable to the owners of the parent	12,654	12,290
Non-controlling interests	152	179
Total equity	12,806	12,470

Total liabilities and equity	16,511	15,931

Share capital	1,181	1,181
Number of shares outstanding(Fa	1,180,536,830	1,180,536,830

(1)
The consolidated financial statements for the year ended December 31, 2014, included in the previously issued annual report, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information, see “I General Information” to our audited restated consolidated financial statements included in this restated annual report.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2014 Restated(1)	2013
Continuing Operations
Net sales	100.0	100.0
Cost of sales	(60.8)	(60.9)
Gross profit	39.2	39.1
Selling, general and administrative expenses	(19.0)	(18.3)
Other operating income (expenses), net	(1.8)	(0.1)
Operating income	18.4	20.6
Finance income	0.4	0.3
Finance cost	(0.4)	(0.7)
Other financial results	0.4	0.1
Income before equity in earnings of non-consolidated companies and income tax	18.7	20.3
Equity in (losses) earnings of non-consolidated companies	(1.6)	0.4
Income before income tax	17.1	20.8
Income tax	(5.7)	(5.9)
Income for the year	11.4	14.9
Income attributable to:
Owners of the parent	11.2	14.6
Non-controlling interests	0.2	0.2

(1)
The consolidated financial statements for the year ended December 31, 2014, included in the previously issued annual report, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information, see “I General Information” to our audited restated consolidated financial statements included in this restated annual report.

Fiscal Year Ended December 31, 2014, Compared to Fiscal Year Ended December 31, 2013

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2014		2013		Increase / (Decrease)

Tubes	9,582	93%	9,812	93%	(2%)
Others	756	7%	784	7%	(4%)
Total	10,338	100%	10,597	100%	(2%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2014	2013	Increase / (Decrease)

Seamless	2,790	2,612	7%
Welded	885	1,049	(16%)
Total	3,675	3,661	0%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2014	2013	Increase / (Decrease)
Net sales
- North America	4,609	4,077	13%
- South America	1,823	2,237	(19%)
- Europe	924	890	4%
- Middle East & Africa	1,817	2,094	(13%)
- Far East & Oceania	408	513	(20%)
Total net sales	9,582	9,812	(2%)
Operating income	1,866	2,097	(11%)
Operating income (% of sales)	19.5%	21.4%
Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 2% to $9,582 million in 2014, compared to $9,812 million in 2013, reflecting flat overall volumes and a 3% decrease in average selling prices, driven by a less rich mix of products sold both for seamless and welded pipes. In North America, sales increased due to higher sales in the U.S. shale plays reflecting higher drilling activity and improved pricing conditions following the final determination of anti-dumping duties on imports from Korea and other countries, as well as higher levels of sales to deepwater projects in the Gulf of Mexico. In South America, sales decreased due to a virtual halt of shipments for pipeline products in Brazil and Argentina, due to our customers financial and operating constraints. In Europe, sales increased mainly due to a higher level of sales of OCTG products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower levels of sales in the Middle East reflecting the onset of OCTG destocking in Saudi Arabia in the second half and lower sales in the United Arab Emirates, partially offset by an increase in sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased mainly due to lower sales of OCTG products in Indonesia and China and of line pipe products to offshore and Hydrocarbon Processing Industry projects.

Operating income from tubular products and services, decreased 11% to $1,866 million in 2014, from $2,097 million in 2013. Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Excluding the impairment charge operating income and margins would have been relatively flat as the decline in average selling prices was offset by a similar decline in costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,
	2014	2013	Increase / (Decrease)

Net sales	756	784	(4%)
Operating income	33	88	(62%)
Operating income (% of sales)	4.4%	11.2%

Net sales of other products and services decreased 4% to $756 million in 2014, compared to $784 million in 2013, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher levels of sales of coiled tubes and pipes for electric conduit in the United States.

Operating income from other products and services, decreased 62% to $33 million in 2014, from $88 million in 2013, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.0% in 2014 compared to 18.3% in 2013, mainly due to the effect of a 3% increase in labor costs on lower sales.

Other operating income and expenses resulted in expenses of $188 million in 2014, compared to $14 million in 2013, mainly due to an asset impairment charge in 2014, amounting to $206 million. These charges mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in Colombia and Canada.

Financial results amounted to a gain of $33 million in 2014, compared to a loss of $29 million in 2013. The improvement in financial results was mainly due to lower financial costs due to a lower average debt position compared to the previous year in addition to a lower proportion of unhedged Argentine peso-denominated debt (which has higher interest rates).

Equity in earnings (losses) of non-consolidated companies generated a loss of $165 million in 2014, compared to a gain of $46 million in 2013. Our 2014 results were negatively affected by a $161 million impairment charge on our Usiminas investment. See “General Information-Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas S.A.”, to our audited restated consolidated financial statements included in this restated annual report.

Income tax charges totalled $586 million in 2014, equivalent to 30.3% of income before equity in earnings of non-consolidated companies and income tax, compared to $628 million in 2013, equivalent to 29.1% of income before equity in earnings of non-consolidated companies and income tax. During 2014, excluding the part of the impairment on goodwill ($96 million), which has no effect on deferred tax, the tax rate would have been 28.9%.

Net income decreased 25% during the year, to $1,181 million in 2014, compared to $1,574 million in 2013. This decline is mostly attributable to a $206 million impairment charge ($171 million after tax) at our Colombian and Canadian welded pipe operations, plus the $161 million impairment charge at our investment in Usiminas in Brazil discussed elsewhere in this restated annual report.

Income attributable to owners of the parent was $1,159 million, or $0.98 per share ($1.96 per ADS), in 2014, compared to $1,551 million, or $1.31 per share ($2.63 per ADS), in 2013. This decline is mostly attributable to a $206 million impairment charge ($171 million after tax) at our Colombian and Canadian welded pipe operations, plus the $161 million impairment charge at our investment in Usiminas in Brazil discussed elsewhere in this restated annual report.

Income attributable to non-controlling interest was $23 million in 2014, like in 2013. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:

Millions of U.S. dollars	For the year ended December 31,
	2014	2013

Net cash provided by operating activities	2,044	2,377
Net cash used in investing activities	(1,786)	(1,309)
Net cash used in financing activities	(424)	(1,217)
Decrease in cash and cash equivalents	(165)	(149)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	598	773
Effect of exchange rate changes	(16)	(26)
Decrease in cash and cash equivalents	(165)	(149)
Cash and cash equivalents at the end of year (excluding overdrafts)	416	598

Cash and cash equivalents at the end of year (excluding overdrafts)	416	598
Bank overdrafts	1	16
Other investments	1,838	1,227
Borrowings	(999)	(931)
Net cash / (debt)	1,257	911

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2014 we generated $2.0 billion of operating cash flow, our capital expenditures amounted to $1.1 billion and we paid dividends amounting to $531 million. At the end of the year we had a net cash position of $1.3 billion, compared to $911 million at the beginning of the year.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

At December 31, 2014, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 13.7% of total assets compared to 11.6% at the end of 2013.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2014, U.S. dollar denominated liquid assets represented 83%, of total liquid financial assets compared to 76% at the end of 2013.

Operating activities

Net cash provided by operations during 2014 was $2.0 billion, compared to $2.4 billion during 2013. This 14% decrease was mainly attributable to an increase in working capital needs. During 2014 working capital increased $72 million, while during 2013 it decreased $189 million. The main yearly variation was related to an increase in inventories during 2014, amounting to $73 million, which compares with a decrease in inventory of $288 million in 2013. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited restated consolidated financial statements included in this restated annual report.

Investing activities

Net cash used in investing activities was $1.8 billion in 2014, compared to $1.3 billion in 2013. Capital expenditures increased $336 million, reaching $1.1 billion in 2014, as we advanced with the construction of the greenfield seamless mill in Bay City, Texas.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $424 million in 2014, compared to $1.2 billion in 2013.

Dividends paid during 2014 amounted to $531 million, compared to $508 million in 2013.

During 2014 we had net proceeds from borrowings of $156 million, mainly related to the renewal of short-term facilities, while in 2013 we had net repayments of borrowings of $683 million.

Our total liabilities to total assets ratio was 0.22:1 as of December 31, 2014 and 2013.

Principal Sources of Funding

During 2014, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2014, borrowings increased by $68 million, to $999 million at December 31, 2014, from $931 million at December 31, 2013.

Borrowings consist mainly of bank loans. As of December 31, 2014 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 92% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited restated consolidated financial statements included in this restated annual report.

The following table shows the composition of our financial debt at December 31, 2014 and 2013:

Millions of U.S. dollars	2014	2013

Bank borrowings	997	913
Bank overdrafts	1	16
Finance lease liabilities	1	2
Total borrowings	999	931

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.9% at December 31, 2014 and to 7.5% at December 31, 2013. The decrease in our weighted average interest rates is explained by a lower proportion of unhedged, Argentine peso-denominated debt (which has higher interest rates).

The maturity of our financial debt is as follows:

Millions of U.S. dollars At December 31, 2014	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	968	8	1	1	1	19	999
Interests to be accrued	19	3	1	1	1	2	27
Total	988	10	2	2	2	22	1,027

Our current borrowings to total borrowings ratio increased from 0.74:1 as of December 31, 2013 to 0.97:1 as of December 31, 2014. However, our liquid financial assets exceed our total borrowings, we had a net cash position (cash and other current investments less total borrowings) of $1.3 billion at December 31, 2014, compared with $911 million at December 31, 2013.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 24 “Derivative financial instruments” to our audited restated consolidated financial statements included in this restated annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2014 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2014	Tamsa	Bank loans	522	2015
Mainly 2014	Siderca	Bank loans	183	Mainly 2015
December 2014	Tubocaribe	Bank loans	180	December 2015(*)

(*) The main covenant on this loan agreement is compliance with financial ratios (i.e., leverage ratio).

As of December 31, 2014, Tenaris was in compliance with all of its covenants.

Quantitative and Qualitative Disclosure about Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section III, “Financial risk management” to our audited restated consolidated financial statements included elsewhere in this restated annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2014 and 2013 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2014	Expected maturity date
	2015	2016	2017	2018	2019	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	7	1	1	1	19	30
Floating rate	-	0	0	0	0	-	1

Current Debt
Fixed rate	725	-	-	-	-	-	725
Floating rate	243	-	-	-	-	-	243
	968	8	1	1	1	19	999

At December 31, 2013	Expected maturity date
	2014	2015	2016	2017	2018	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	15	8	1	1	1	27
Floating rate	-	84	84	45	6	0	219

Current Debt
Fixed rate	616	-	-	-	-	-	616
Floating rate	69	-	-	-	-	-	69
	685	99	92	46	7	2	931

(1)As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.9% at December 31, 2014 and to 7.5% at December 31, 2013. The decrease in our weighted average interest rates is explained by a lower proportion of unhedged, Argentine peso-denominated debt (which has higher interest rates).

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2014 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 92% of total financial debt. For further information about our financial debt, please see note 19 “Borrowings” to our audited restated consolidated financial statements included in this restated annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2014, we had variable interest rate debt of $244 million and fixed rate debt of $755 million ($725 million of the fixed rate debt are short-term). This risk is to a great extent mitigated by our investment portfolio.

In addition, in the past, we have entered into foreign exchange derivative contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates, but there were no interest rate derivatives outstanding at December 31, 2014, nor at December 31, 2013.

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2014, a 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 4%.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2014.

All amounts in millions of U.S. dollars

Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(191)
Euro	U.S. dollar	(189)
U.S. dollar	Brazilian real	(150)

The main relevant exposures as of December 31, 2014 corresponds to Argentine peso-denominated trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar, and Euro-denominated liabilities at certain subsidiaries which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The fair value of our foreign currency derivative contracts amounted to ($31) million at December 31, 2014 and $1 million at December 31, 2013. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited restated consolidated financial statements included in this restated annual report.

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the restated consolidated statement of financial position.

At December 31, 2014, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $8 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2014.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk. In the past we have occasionally used commodity derivative instruments to hedge certain fluctuations in the market prices of raw material and energy.

Recent Developments

Annual Dividend Approval

On May 6, 2015, the annual general meeting of shareholders approved an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177 million, paid in November 2014. The dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million was paid on May 20, 2015.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Related Party Transactions

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 28 “Related party transactions” to our audited restated consolidated financial statements, included in this restated annual report.

Employees

The following table shows the number of persons employed by Tenaris:

At December 31,
2014
Argentina	6,421
Mexico	5,518
Brazil	3,835
United States	3,549
Italy	2,352
Romania	1,725
Canada	1,225
Indonesia	677
Colombia	614
Japan	588
Other Countries	1,312
Total employees	27,816

At December 31, 2013 and December 31, 2012, the number of persons employed by Tenaris was 26,825 and 26,673 respectively.

The number of our employees increased 991 (4%), at year end 2014, mainly in Brazil, at our industrial equipment business and due to the incorporation of the employees of Socotherm (after acquiring 50% of the share capital that was not yet owned by Tenaris). The number of employees also increased in Mexico, related to higher production and in the United States due to the industrial expansion project in Bay City, Texas.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union’s transparency directive, and the law of May 24, 2011, implementing the European Union’s directive on the exercise of certain shareholders’ rights in general meetings of listed companies) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company’s shares trade, please visit our website at http://www.tenaris.com/investors/

Shareholders’ Meetings; Voting Rights; Election of Directors

Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, a new convening notice must be published at least 17 days prior to the date for which the second-call meeting is being called. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to our articles of association, for as long as the Shares or other securities of the Company are listed on a regulated market within the European Union. (as they currently are), and unless as may otherwise be provided by applicable law, only shareholders holding shares of the Company as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the Shares represented and voted at the meeting. Unless as may otherwise be provided by applicable Luxembourg law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least 50% of the issued share capital is represented at the meeting. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the notification procedures described above. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority votes of the Shares represented at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders’ meeting at any time, with or without cause, by resolution passed by a simple majority vote of the Shares represented and voted at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.

The Company’s annual general shareholders’ meeting held on May 6, 2015, approved, among other things, our previously issued audited consolidated financial statements. (Our audited restated consolidated financial statements included in this annual report will be submitted to the consideration of our next annual general shareholders’ meeting to be held on May 4, 2016). On May 6, 2015, the Company also held an extraordinary general meeting of shareholders, which decided to renew for a five-year period the authorization granted to its board of directors to issue shares within the limits of the authorized share capital without shareholder approval.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of the meetings and the procedures for attending and voting the meetings, please see the “Notice of the Annual General Meeting of Shareholders” on the Company’s website at www.tenaris.com/investors.

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting.

Under the Company’s articles of association the board of directors is authorized until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company’s articles of association, however, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the Shares present or represented at the meeting.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2014

Roberto Bonatti(1)	Director	President of San Faustin	12	65
Carlos Condorelli	Director	Director of Tenaris and Ternium	8	63
Carlos Franck	Director	President of Santa María	12	64
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	10	75
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	12	66
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	13	62
Jaime Serra Puche	Director	Chairman of SAI Consultores	12	63
Alberto Valsecchi	Director	Director of Tenaris	7	70
Amadeo Vázquez y Vázquez	Director	Director of Tenaris	12	72
Guillermo Vogel	Director	Vice chairman of Tamsa	12	64
_________________

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.à r.l. and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is a member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem.  He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is board member of Bocconi University. He is a member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is vicepresident of finance of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Alfa, the American Iron and Steel Institute, the Universidad Panamericana – IPADE, SANLUIS Corporación, Estilo y Vanidad, Innovare, Novopharm, Corporación Mexicana de Inversiones de Capital and the European Network Business Solutions. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association.

Director Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed pursuant to a board resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:

•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The Company’s board of directors has an audit committee consisting of three members. On May 7, 2014, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into without prior review by the Company’s audit committee and approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to engage independent counsel and other advisors to review specific issues as the committee may deem necessary to carry out its duties and to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Senior Management

Our current senior management as of the date of this restated annual report consists of:

Name	Position	Age at December 31, 2014
Paolo Rocca	Chairman and Chief Executive Officer	62
Edgardo Carlos	Chief Financial Officer	48
Gabriel Casanova	Supply Chain Director	56
Alejandro Lammertyn	Planning Director	49
Carlos Pappier	Chief Process and Information Officer	53
Marco Radnic	Human Resources Director	65
Marcelo Ramos	Technology Director	51
Vincenzo Crapanzano	Industrial Director	62
Germán Curá	North American Area Manager	52
Sergio de la Maza	Central American Area Manager	58
Renato Catallini	Brazilian Area Manager	48
Javier Martínez Alvarez	Southern Cone Area Manager	48
Gabriel Podskubka	Eastern Hemisphere Area Manager	41
Sergio Tosato	European Area Manager	65

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Edgardo Carlos. Mr. Carlos currently serves as our chief financial officer, a position that he assumed on July 1, 2013. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.

Gabriel Casanova. Mr. Casanova currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987.  In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our planning director, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Carlos Pappier. Mr. Pappier currently serves as our chief process and information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

Marco Radnic. Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held various positions in the technical departments of Siderca and other companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. Mr. Crapanzano is an Italian citizen.

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of API. He assumed his current position in October 2006. Mr. Curá is a U.S. citizen.

Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Renato Catallini. Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.

Gabriel Podskubka. Mr. Podskubka currently serves as our Eastern Hemisphere area manager, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for 4 years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

Sergio Tosato. Mr. Tosato currently serves as our European Area Manager, a position he assumed in April 2015. Mr. Tosato first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including industrial coordination director, director of operations in Siderca and manufacturing director in Dalmine. Since 2013, he was the director for industrial expansion, with responsibility over the greenfield seamless mill project in Bay City, Texas, until he assumed his current position. Mr. Tosato is an Italian citizen.

Directors’ and senior management compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2014 a fee of $85,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2014, 2013 and 2012, the cash compensation of directors and senior managers amounted to $26.0 million, $28.1 million and $24.1 million respectively. In addition, directors and senior managers received 567, 534 and 542 thousand units for a total amount of $6.2 million, $5.6 million and $5.2 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) “Employee benefits –Other long term benefits” to our audited restated consolidated financial statements included in this restated annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors. Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2014, appointed by the shareholders’ meeting held on May 7, 2014, was PricewaterhouseCoopers Société Coopérative., Cabinet de révision agréé, in connection with all of our annual accounts and financial statements.

Fees Paid to the Company’s Independent Auditor

In 2014, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2014 are detailed below.

For the year ended December 31,
Thousands of U.S. dollars	2014

Audit Fees	5,231
Audit-Related Fees	142
Tax Fees	89
All Other Fees	35
Total	5,497

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Fees paid for tax compliance professional services.

All Other Fees

Fees paid for the support in the development of training courses.

Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of February 28, 2015, was 1,401,103, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Carlos Pappier	500
Total	1,401,103

Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC (2)	123,207,852	10.44%
Directors and senior management as a group	1,401,103	0.12%
Public	342,322,688	29.00%
Total	1,180,536,830	100.00%
__________
(1)
San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK") holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

(2)
On January 5, 2015, Aberdeen Asset Management PLC filed a Schedule 13(G) with the SEC informing that, as of December 31, 2014, it is deemed to be the beneficial owner of 61,603,926 ADSs of Tenaris, (representing 123,207,852 Shares par value US$ 1.00 per Share), representing 10.44% of Tenaris’s issued and outstanding capital share. Aberdeen Asset Management PLC informed Tenaris that, as of December 31, 2014, it held 8.17% of Tenaris's votes.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2014. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of the Company’s shares.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the Shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of the Company’s outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.12% of the Company’s outstanding shares, while the remaining 39.44% are publicly traded. The Company’s shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of the Company’s outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is a party and which take effect, alter or terminate in the event of a change in the control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms. See “Corporate Governance – Board of Directors”.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

In addition, under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On February 17, 2015, management reported to the audit committee of the Company’s board of directors that the Chief Executive Officer and Chief Financial Officer had reached the conclusion that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.  However, the Chief Executive Officer and Chief Financial Officer have subsequently revised that assessment and concluded that, as a result of the material weakness referred to below, the Company’s internal control over financial reporting was not effective as of December 31, 2014.

More specifically, management has concluded that the Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions did not operate effectively. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the year ended December 31, 2014. Accordingly, management has determined that this control deficiency constitutes a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014, based on criteria in Internal Control - Integrated Framework issued by the COSO.

Management Certification

We confirm, to the best of our knowledge, that:

1.
the restated consolidated financial statements prepared in conformity with International Financial Reporting Standards, included in this restated annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.
the consolidated management report for Tenaris S.A., included in this restated annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

May 29, 2015

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

May 29, 2015

Financial Information

Restated Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2014, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of 31 December 2014, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the European Union.

Emphasis of matter

We draw attention to Notes I and IV.12.b to the consolidated financial statements, which describes the reasons for the restatement and reissuance of the Company’s 2014 consolidated financial statements. Our original audit report dated 31 March 2015 was on the previously issued consolidated financial statements. Due to this restatement, we provide this new audit report on the reissued consolidated financial statements.

Report on other legal and regulatory requirements

The management report, including the corporate governance statement, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to the corporate governance statement.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 29 May 2015
Represented by

/s/ Mervyn R. Martins

Mervyn R. Martins

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2014	2013	2012
Continuing operations		(Restated)
Net sales	1	10,337,962	10,596,781	10,834,030
Cost of sales	2	(6,287,460)	(6,456,786)	(6,637,293)
Gross profit		4,050,502	4,139,995	4,196,737
Selling, general and administrative expenses	3	(1,963,952)	(1,941,213)	(1,883,789)
Other operating income	5	27,855	14,305	71,380
Other operating expenses	5	(215,589)	(28,257)	(27,721)
Operating income		1,898,816	2,184,830	2,356,607
Finance Income	6	38,211	34,767	36,932
Finance Cost	6	(44,388)	(70,450)	(55,507)
Other financial results	6	39,214	7,004	(31,529)
Income before equity in earnings of non-consolidated companies and income tax		1,931,853	2,156,151	2,306,503
Equity in earnings (losses) of non-consolidated companies	7	(164,616)	46,098	(63,206)
Income before income tax		1,767,237	2,202,249	2,243,297
Income tax	8	(586,061)	(627,877)	(541,558)
Income for the year		1,181,176	1,574,372	1,701,739
Attributable to:
Owners of the parent		1,158,517	1,551,394	1,699,375
Non-controlling interests		22,659	22,978	2,364
		1,181,176	1,574,372	1,701,739
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.98	1.31	1.44
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.96	2.63	2.88

(*) Each ADS equals two shares.

RESTATED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012
	(Restated)
Income for the year	1,181,176	1,574,372	1,701,739

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	1,850	18,314	(13,443)
Income tax on items that will not be reclassified	(513)	(4,865)	3,715
	1,337	13,449	(9,728)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(197,711)	(1,941)	(4,547)
Change in value of available for sale financial instruments and cash flow hedges	(10,483)	2,941	5,631
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(54,688)	(87,666)	(108,480)
- Changes in the fair value of derivatives held as cash flow hedges and others	(3,857)	2,682	951
Income tax relating to components of other comprehensive income (*)	400	478	(618)
	(266,339)	(83,506)	(107,063)
Other comprehensive loss for the year, net of tax	(265,002)	(70,057)	(116,791)
Total comprehensive income for the year	916,174	1,504,315	1,584,948
Attributable to:
Owners of the parent	894,929	1,480,572	1,588,447
Non-controlling interests	21,245	23,743	(3,499)
	916,174	1,504,315	1,584,948
(*) Relates to cash flow hedges
The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

RESTATED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2014		At December 31, 2013
	Notes	(Restated)
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,159,557		4,673,767
Intangible assets, net	11	2,757,630		3,067,236
Investments in non-consolidated companies	12	643,630		912,758
Available for sale assets	30	21,572		21,572
Other investments		1,539		2,498
Deferred tax assets	20	268,252		197,159
Receivables	13	262,176	9,114,356	152,080	9,027,070
Current assets
Inventories	14	2,779,869		2,702,647
Receivables and prepayments	15	267,631		220,224
Current tax assets	16	129,404		156,191
Trade receivables	17	1,963,394		1,982,979
Other investments	18	1,838,379		1,227,330
Cash and cash equivalents	18	417,645	7,396,322	614,529	6,903,900
Total assets			16,510,678		15,930,970
EQUITY
Capital and reserves attributable to owners of the parent			12,654,114		12,290,420
Non-controlling interests			152,200		179,446
Total equity			12,806,314		12,469,866
LIABILITIES
Non-current liabilities
Borrowings	19	30,833		246,218
Deferred tax liabilities	20	714,123		751,105
Other liabilities	21 (i)	285,865		277,257
Provisions	22 (ii)	70,714	1,101,535	66,795	1,341,375
Current liabilities
Borrowings	19	968,407		684,717
Current tax liabilities	16	352,353		266,760
Other liabilities	21 (ii)	296,277		250,997
Provisions	23 (ii)	20,380		25,715
Customer advances		133,609		56,911
Trade payables		831,803	2,602,829	834,629	2,119,729
Total liabilities			3,704,364		3,461,104
Total equity and liabilities			16,510,678		15,930,970

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Restated)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	-	-	-	-	-	1,158,517	1,158,517	22,659	1,181,176
Currency translation adjustment	-	-	-	(196,852)	-	-	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	1,503	-	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(9,694)	-	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	-	-	-	(54,688)	(3,857)	-	(58,545)	-	(58,545)
Other comprehensive (loss) income for the year	-	-	-	(251,540)	(12,048)	-	(263,588)	(1,414)	(265,002)
Total comprehensive income for the year	-	-	-	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	-	-	-	-	7	-	7	(152)	(145)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(48,339)	(579,581)
Balance at December 31, 2014 (Restated)	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

RESTATED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at December 31, 2012 (*)	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	-	-	-	-	-	1,551,394	1,551,394	22,978	1,574,372
Currency translation adjustment	-	-	-	(2,247)	-	-	(2,247)	306	(1,941)
Effect of adopting IAS 19R	-	-	-	-	13,449	-	13,449	-	13,449
Hedge reserve, net of tax	-	-	-	-	2,960	-	2,960	459	3,419
Share of other comprehensive income of non-consolidated companies	-	-	-	(87,666)	2,682	-	(84,984)	-	(84,984)
Other comprehensive (loss) income for the year	-	-	-	(89,913)	19,091	-	(70,822)	765	(70,057)
Total comprehensive income for the year	-	-	-	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(18,642)	(526,273)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2011 (*)	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

Income for the year	-	-	-	-	-	1,699,375	1,699,375	2,364	1,701,739
Currency translation adjustment	-	-	-	2,421	-	-	2,421	(6,968)	(4,547)
Effect of adopting IAS 19R	-	-	-	-	(9,664)	-	(9,664)	(64)	(9,728)
Hedge reserve, net of tax	-	-	-	-	3,925	-	3,925	1,088	5,013
Share of other comprehensive income of non-consolidated companies	-	-	-	(108,480)	870	-	(107,610)	81	(107,529)
Other comprehensive loss for the year	-	-	-	(106,059)	(4,869)	-	(110,928)	(5,863)	(116,791)
Total comprehensive income for the year	-	-	-	(106,059)	(4,869)	1,699,375	1,588,447	(3,499)	1,584,948
Acquisition and increase of non-controlling interests	-	-	-	-	(268,517)	-	(268,517)	(490,066)	(758,583)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(905)	(449,509)
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2013 and 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(*) See section II.A. for changes in presentation due to the application of IAS19R.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2014	2013	2012
Cash flows from operating activities		(Restated)
Income for the year		1,181,176	1,574,372	1,701,739
Adjustments for:
Depreciation and amortization	10 & 11	615,629	610,054	567,654
Impairment charge	5	205,849	-	-
Income tax accruals less payments	27(ii)	79,062	125,416	(160,951)
Equity in (earnings) losses of non-consolidated companies	7	164,616	(46,098)	63,206
Interest accruals less payments, net	27(iii)	(37,192)	(29,723)	(25,305)
Changes in provisions		(4,982)	(1,800)	(12,437)
Changes in working capital	27(i)	(72,066)	188,780	(303,012)
Other, including currency translation adjustment		(88,025)	(43,649)	25,104
Net cash provided by operating activities		2,044,067	2,377,352	1,855,998

Cash flows from investing activities
Capital expenditures	10 & 11	(1,089,373)	(753,498)	(789,731)
Advance to suppliers of property, plant and equipment		(63,390)	(22,234)	4,415
Investment in non-consolidated companies	12	(1,380)	-	-
Acquisition of subsidiaries and non-consolidated companies	26	(28,060)	-	(510,825)
Net loan to non-consolidated companies		(21,450)	-	-
Proceeds from disposal of property, plant and equipment and intangible assets		11,156	33,186	8,012
Increase due to sale of non-consolidated company	12	-	-	3,140
Dividends received from non-consolidated companies	12	17,735	16,334	18,708
Changes in investments in short terms securities		(611,049)	(582,921)	(213,633)
Net cash used in investing activities		(1,785,811)	(1,309,133)	(1,479,914)

Cash flows from financing activities
Dividends paid	9	(531,242)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries		(48,339)	(18,642)	(905)
Acquisitions of non-controlling interests	12	(145)	(7,768)	(758,583)
Proceeds from borrowings (*)		3,046,837	2,460,409	2,054,090
Repayments of borrowings (*)		(2,890,717)	(3,143,241)	(1,271,537)
Net cash used in financing activities		(423,606)	(1,216,873)	(425,539)

Decrease in cash and cash equivalents		(165,350)	(148,654)	(49,455)
Movement in cash and cash equivalents
At the beginning of the year		598,145	772,656	815,032
Effect of exchange rate changes		(16,350)	(25,857)	7,079
Decrease in cash and cash equivalents		(165,350)	(148,654)	(49,455)
At December 31,	27(iv)	416,445	598,145	772,656

		At December 31,
Cash and cash equivalents		2014	2013	2012
Cash and bank deposits	18	417,645	614,529	828,458
Bank overdrafts	19	(1,200)	(16,384)	(55,802)
		416,445	598,145	772,656

(*) Mainly related to the renewal of short-term local facilities carried out during the years 2014, 2013 and 2012.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

INDEX TO THE NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Other investments and Cash and cash equivalents
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	26	Business combinations
		27	Cash flow disclosures
A	Financial Risk Factors	28	Related party transactions
B	Financial instruments by category	29	Principal subsidiaries
C	Fair value hierarchy	30	Nationalization of Venezuelan Subsidiaries
D	Fair value estimation	31	Fees paid to the Company's principal accountant
E	Accounting for derivative financial instruments and hedging activities	32	Subsequent event

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Restated Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to these Restated Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment

Subsequent to the issuance of the Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 and following the approval of such Consolidated Financial Statements by the Board of Directors and the General Meeting of Shareholders, the Company has restated such Consolidated Financial Statements to reduce the carrying amount of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”).

This restatement follows the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Tenaris’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately $4.8) per share which the Company’s affiliate Ternium S.A. (“Ternium”) paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of these Restated Consolidated Financial Statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, which includes a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate (see Note 12). As a result, the Company recorded an impairment of $161.2 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was also adjusted to reflect the change in value of that company’s participation in Usiminas. As a result of the impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

Accordingly, the Company’s 2014 annual Consolidated Financial Statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Income Statement, the Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Cash Flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the Consolidated Financial Statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by $165.0 million, accumulated income has decreased by $184.8 million and cumulative currency translation adjustment (of non-consolidated companies) has increased by $19.7 million. The 2014 basic and diluted earnings per share for profit attributable to the owners of the parent have decreased from $1.14 gain per share to $0.98 gain per share.

Following the restatement, these Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 of the Company have been approved and authorized for issue by the Board of Directors on May 28, 2015.

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment (Cont.)

The effect of this restatement on the Company’s previously issued Consolidated Financial Statements (comprising the effects on Tenaris’s direct investment in Usiminas and on its indirect investment through Ternium) is as follows:

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated

Equity in earnings (losses) of non-consolidated companies	20,141	(184,757)	(164,616)
Income for the year	1,365,933	(184,757)	1,181,176
Income for the year attributable to owners of the parent	1,343,274	(184,757)	1,158,517
Earnings per share (U.S. dollars per share)	1.14	(0.16)	0.98
Earnings per ADS (U.S. dollars per share) (*)	2.28	(0.32)	1.96
(*) each ADS equals two shares.

As of December 31, 2014, from the total adjustment of $184.8 million, $108.6 million are related to the Company’s direct participation in Usiminas and $76.2 million through Ternium’s participation in Usiminas.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated

Income for the year	1,365,933	(184,757)	1,181,176
Share of other comprehensive income of non-consolidated companies:
-Currency translation adjustment	(74,412)	19,724	(54,688)
Other comprehensive income (loss) for the year, net of tax	(284,726)	19,724	(265,002)
Total comprehensive income for the year	1,081,207	(165,033)	916,174
Total comprehensive income for the year attributable to owners of the parent	1,059,962	(165,033)	894,929

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated

Investments in non-consolidated companies	808,663	(165,033)	643,630
Total assets	16,675,711	(165,033)	16,510,678
Capital and reserves attributable to owners of the parent	12,819,147	(165,033)	12,654,114
Total equity	12,971,347	(165,033)	12,806,314

As of December 31, 2014, from the total adjustment of $165.0 million, $96.2 million are related to the Company’s direct participation in Usiminas and $68.8 million through Ternium’s participation in Usiminas.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated

Currency Translation Adjustment	(678,008)	19,724	(658,284)
Retained Earnings	11,906,630	(184,757)	11,721,873
Total equity	12,971,347	(165,033)	12,806,314

CONSOLIDATED STATEMENT OF CASH FLOW

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated

Income for the year	1,365,933	(184,757)	1,181,176
Equity in earnings (losses) of non-consolidated companies	(20,141)	184,757	164,616

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Restated Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Restated Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Restated Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

As further described below, as from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in non-consolidated companies) for 2012.

The preparation of Restated Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2017.

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

These standards are not effective for the financial year beginning January 1, 2014 and have not been early adopted.

These standards have not been endorsed by the EU.

The Company's management has not yet assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

A           Basis of presentation (Cont.)

(2)	New and amended standards adopted for Tenaris

Amendments to IAS 32, ‘Financial instruments: Presentation’, IAS 36, ‘Impairment of assets' and IAS 39, ‘Financial instruments: Recognition and measurement’.

All the amendments to the standards IAS 32, ‘Financial instruments: Presentation’ – Offsetting ﬁnancial assets and ﬁnancial liabilities, IAS 36, ‘Impairment of assets’ – Recoverable amount disclosures for non-ﬁnancial assets and IAS 39, ‘Financial instruments: Recognition and measurement’ – Novation of derivatives and continuation of hedge accounting have been analyzed by the Company. The application of these standards did not materially affect the Company’s financial condition or results of operations.

B           Group accounting

(1)           Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)           Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non- consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

B           Group accounting (Cont.)

(2)           Non-consolidated companies (Cont.)

At December 31, 2014, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of the nine members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;
▪
Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2014, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence over Usiminas to account it for under the equity method (as defined by IAS 28, “Investments in Associates companies”), see Note 12.

Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2014, 2013 and 2012, no impairment provisions were recorded on Tenaris’s investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, with no additional goodwill or intangible assets recognized. During the years ended December 31, 2014 and 2012, an impairment charge was recorded on Tenaris’s investment in Usiminas. See Note 7.

C           Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

C           Segment information (Cont.)

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

Except from the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

 (2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

D           Foreign currency translation (Cont.)

 (2)           Transactions in currencies other than the functional currency (Cont.)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2014, 2013 and 2012.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2014.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2014 and 2013, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2014.

(4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2014, 2013 and 2012 totaled $106.9 million, $105.6 million and $83.0 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H           Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in “Financial Results” in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in “Other comprehensive income”. On maturity or disposal, net gain and losses previously deferred in “Other comprehensive income” are recognized in “Financial Results” in the Consolidated Income Statement.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and its performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I           Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2014, 2013 and 2012 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

In 2013, Argentina enacted a law that amends its income tax law, including a 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, the Company recorded an income tax provision of $45.4 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries. As of December 31, 2014, the balance amounted to $17.7 million.

In 2014, Mexico enacted a tax reform which included a withholding tax on the distribution of results generated as from 2014. If 2014 net income were to be distributed as dividend, the estimated amount of withholding tax would amount to approximately $30 million. Tenaris estimates that given the balance of results prior to 2014 pending to be distributed, which are not subject to withholding tax, there will be no tax withholding during 2015, consequently, no income tax provision was recorded.

O           Employee benefits

(1)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

O           Employee benefits (Cont.)
(1)	Post employment benefits (Cont.)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in “Other comprehensive income” in the period in which they arise. Past-service costs are recognized immediately in income statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Both plans were replaced for defined contribution plans.

▪
Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date and is frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

(2)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’ shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2014 and 2013, the outstanding liability corresponding to the Program amounts to $98.1 million and $82.4 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2014 and 2013, is $108.8 million and $88.6 million, respectively.

(3)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q           Trade payables

Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.1%, 1.3% and 2.2% as of December 31, 2014, 2013 and 2012, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 1.1% of total sales). The revenue recognition of the contracts follows the IAS 11 guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

S           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in “Selling, general and administrative expenses” in the Consolidated Income Statement.

T           Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U           Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

▪
Available for sale assets: comprise certain fixed income financial instruments purchased by the Company that have been categorized as available for sale if designated in this category or not classified in any of the other categories. It also includes the Company’s interest in the Venezuelan Companies (see Note 30).

▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2014.

A. Financial Risk Factors

(i)           Capital Market Risk

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2014 same as of December 31, 2013. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2014 and 2013:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2014	2013
Argentine Peso / U.S. Dollar	(191,095)	(368,985)
Euro / U.S. Dollar	(189,366)	(137,599)
U.S. Dollar / Brazilian Real	(150,486)	(51,321)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2014 and 2013 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $3.7 million as of December 31, 2014 and 2013, respectively.

▪	Euro / U.S. dollar

As of December 31, 2014 and 2013, consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $1.4 million as of December 31, 2014 and 2013, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2014 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $7.5 million (including a gain / loss of $2.8 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.8 million. For balances held as of December 31, 2013, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.7 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $0.8 million.

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2014		2013
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	755,498	76%	643,005	69%
Variable rate	243,742	24%	287,930	31%
Total (*)	999,240		930,935

(*) As of December 31, 2014 approximately 73% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or lesser than 360 days. This compares to approximately 65% of the total outstanding debt balance as of December 31, 2013.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $6.3 million in 2014 and $10.8 million in 2013.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2014 and $3.7 million in 2013, partially offsetting the net losses to Tenaris’s borrowing costs.

A. Financial Risk Factors (Cont.)

 (iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2014, 2013 and 2012.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2014 and 2013 trade receivables amount to $1,963.4 million and $1,983.0 million respectively. Trade receivables have guarantees under credit insurance of $460.5 million and $537.5 million, letter of credit and other bank guarantees of $98.4 million and $36.5 million, and other guarantees of $12.3 million and $55.0 million as of December 31, 2014 and 2013 respectively.

As of December 31, 2014 and 2013 past due trade receivables amounted to $350.1 million and $431.0 million, respectively. Out of those amounts $75.8 million and $147.9 million are guaranteed trade receivables while $69.0 million and $51.2 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.6% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2014, in comparison with approximately 98.1% as of December 31, 2013.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2014, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 13.7% of total assets at the end of 2014 compared to 11.6% at the end of 2013.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2014 and 2013, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2014 and 2013, U.S. dollar denominated liquid assets represented approximately 83% and 76% of total liquid financial assets respectively.

A. Financial Risk Factors (Cont.)

(vii)           Commodity price risk

In the ordinary course of its operations, Tenaris purchase commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2014	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	25,588	-	-	25,588
Trade receivables	-	1,963,394	-	1,963,394
Other receivables	-	172,190	-	172,190
Available for sale assets (See note 30)	-	-	21,572	21,572
Other investments	1,452,159	-	387,759	1,839,918
Cash and cash equivalents	296,873	120,772	-	417,645
Total	1,774,620	2,256,356	409,331	4,440,307

December 31, 2014	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	999,240	999,240
Derivative financial instruments	56,834	-	56,834
Trade and other payables (*)	-	866,688	866,688
Total	56,834	1,865,928	1,922,762

December 31, 2013	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	9,273	-	-	9,273
Trade receivables	-	1,982,979	-	1,982,979
Other receivables	-	105,950	-	105,950
Available for sale assets	-	-	21,572	21,572
Other investments	1,184,448	-	45,380	1,229,828
Cash and cash equivalents	491,367	123,162	-	614,529
Total	1,685,088	2,212,091	66,952	3,964,131

December 31, 2013	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	930,935	930,935
Derivative financial instruments	8,268	-	8,268
Trade and other payables (*)	-	869,933	869,933
Total	8,268	1,800,868	1,809,136

 (*) The maturity of most of trade payables is less than one year.

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	417,645	-	-	417,645
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets (*)	-	-	21,572	21,572
Total	1,695,110	586,502	23,111	2,304,723
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	-	-	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	-	9,273	-	9,273
Available for sale assets (*)	-	-	21,572	21,572
Total	1,480,911	370,221	24,070	1,875,202
Liabilities
Derivatives financial instruments	-	8,268	-	8,268
Total	-	8,268	-	8,268

(*) For further detail regarding Available for sale assets, see Note 30.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2014	2013
	Assets / Liabilities
At the beginning of the period	24,070	24,175
Currency translation adjustment and others	(959)	(105)
At the end of the year	23,111	24,070

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.1% of its carrying amount including interests accrued in 2014 as compared with 100.2% in 2013. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.4% in the fair value of borrowings as of December 31, 2014 and 0.3% in 2013. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2014 and 2013, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $7.9 million debit and $0.1 million credit (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

IV. OTHER NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total
			(Restated)
IFRS - Net Sales (*)	9,581,615	756,347	10,337,962
Management View - Operating income	2,022,429	27,735	2,050,164
· Differences in cost of sales and others	(35,463)	5,197	(30,266)
· Depreciation and amortization/Impairment	(121,289)	207	(121,082)
IFRS - Operating income	1,865,677	33,139	1,898,816
Financial income (expense), net			33,037
Income before equity in earnings of non-consolidated companies and income tax			1,931,853
Equity in earnings of non-consolidated companies			(164,616)
Income before income tax			1,767,237

Capital expenditures	1,051,148	38,225	1,089,373
Depreciation and amortization	593,671	21,958	615,629

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
IFRS - Net Sales (*)	9,812,295	784,486	10,596,781

Management View - Operating income	2,098,160	91,265	2,189,425
· Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
· Depreciation and amortization	711	(114)	597
IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)
Income before equity in earnings of non-consolidated companies and income tax			2,156,151
Equity in losses of non-consolidated companies			46,098
Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
IFRS - Net Sales (*)	10,023,323	810,707	10,834,030

Management View - Operating income	2,198,704	109,385	2,308,089
· Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
· Depreciation and amortization	111,509	(3,459)	108,050
IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)
Income before equity in earnings of non-consolidated companies and income tax			2,306,503
Equity in earnings of non-consolidated companies			(63,206)
Income before income tax			2,243,297

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654
(*) In 2014, the company aligned the presentation of sales between Management and IFRS view.
Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $233,863, $276,388 and $345,285 in 2014, 2013 and 2012, respectively.

Net income under Management view amounted to $1,154.2 million, while under IFRS amounted to $1,181.2 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2014							(Restated)
Net sales	4,977,239	2,125,984	979,042	1,843,778	411,919	-	10,337,962
Total assets	9,550,349	3,340,973	1,857,285	598,175	498,694	665,202	16,510,678
Trade receivables	733,864	554,542	259,115	340,880	74,993	-	1,963,394
Property, plant and equipment, net	2,953,763	1,303,162	683,283	60,354	158,995	-	5,159,557
Capital expenditures	610,252	338,995	111,232	10,891	18,003	-	1,089,373
Depreciation and amortization	345,185	120,905	119,226	10,154	20,159	-	615,629

Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948	-	10,596,781
Total assets	8,130,812	3,150,000	2,561,557	562,206	592,065	934,330	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550	-	1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140	-	4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222	-	753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440	-	610,054

Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	-	10,834,030
Total assets	7,780,873	3,824,931	2,327,901	449,056	578,199	998,583	15,959,543
Trade receivables	528,443	867,223	273,824	286,212	115,076	-	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	-	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	-	789,731
Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	-	567,654

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (32.6%); “South America” comprises principally Argentina (10.7%), Brazil, Colombia and Ecuador; “Europe” comprises principally Italy, United Kingdom, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates, Kazakhstan, Congo and; “Far East and Oceania” comprises principally China and Indonesia.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2014, 2013 and 2012 (see Note 12 and 30).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Inventories at the beginning of the year	2,702,647	2,985,805	2,806,409

Plus: Charges of the period
Raw materials, energy, consumables and other	3,944,283	3,749,921	4,330,547
Increase in inventory due to business combinations	4,338	-	1,486
Services and fees	453,818	422,142	433,944
Labor cost	1,204,720	1,199,351	1,256,041
Depreciation of property, plant and equipment	366,932	368,507	333,466
Amortization of intangible assets	17,324	8,263	7,091
Maintenance expenses	217,694	202,338	260,274
Allowance for obsolescence	4,704	70,970	49,907
Taxes	20,024	4,956	6,793
Other	130,845	147,180	137,140
	6,364,682	6,173,628	6,816,689

Less: Inventories at the end of the year	(2,779,869)	(2,702,647)	(2,985,805)
	6,287,460	6,456,786	6,637,293

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Services and fees	178,700	177,996	213,073
Labor cost	594,660	575,588	570,950
Depreciation of property, plant and equipment	20,197	19,132	15,023
Amortization of intangible assets	211,176	214,152	212,074
Commissions, freight and other selling expenses	598,138	600,239	550,611
Provisions for contingencies	35,557	31,429	21,163
Allowances for doubtful accounts	21,704	23,236	3,840
Taxes	165,675	170,659	170,582
Other	138,145	128,782	126,473
	1,963,952	1,941,213	1,883,789

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Wages, salaries and social security costs	1,743,253	1,714,471	1,772,399
Employees' service rescission indemnity (including those classified as defined contribution plans)	17,431	10,978	13,939
Pension benefits - defined benefit plans	18,645	32,112	20,808
Employee retention and long term incentive program	20,051	17,378	19,845
	1,799,380	1,774,939	1,826,991

At the year-end, the number of employees was 27,816 in 2014, 26,825 in 2013 and 26,673 in 2012.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2014	2013	2012
Argentina	6,421	6,379	6,621
Mexico	5,518	5,290	4,930
Brazil	3,835	3,309	3,161
USA	3,549	3,449	3,522
Italy	2,352	2,352	2,493
Romania	1,725	1,637	1,534
Canada	1,225	1,280	1,334
Indonesia	677	711	752
Colombia	614	627	623
Japan	588	565	593
Other	1,312	1,226	1,110
	27,816	26,825	26,673

5           Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Other operating income
Reimbursement from insurance companies and other third parties agreements (*)	490	148	49,495
Net income from other sales	8,843	10,663	12,314
Net rents	4,041	3,494	2,988
Other	14,481	-	6,583
	27,855	14,305	71,380

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,961	21,147	22,226
Provisions for legal claims and contingencies	(760)	(2)	(668)
Loss on fixed assets and material supplies disposed / scrapped	203	39	227
Impairment charge	205,849	-	-
Allowance for doubtful receivables	336	1,708	5,936
Other	-	5,365	-
	215,589	28,257	27,721

 (*) In 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right.

Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

In the past few months, oil prices have fallen from over $100/bbl in June 2014 to less than $50/bbl in January 2015. This decline is affecting drilling activity and the expected demand for OCTG products. Tenaris conducted an impairment test over its main assets and determined a charge of $206 million during the fourth quarter of 2014,  which affected its welded pipe assets in Colombia and Canada.

At December 31, 2014, the carrying value of the assets impaired (i.e., property, plant and equipment and intangible assets) was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
Tubocaribe – Colombia	255,060	(174,239)	80,821
Prudential – Canada	261,497	(31,610)	229,887
Total	516,557	(205,849)	310,708

5           Other operating incme and expenses (Cont.)

The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris’s market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2014, the main discount rates used were in a range between 9% and 13%.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris’s clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

Following the requirements of IAS 36, Tenaris has determined that the CGU for which a reasonable possible change in a key assumptions would cause the CGUs’ carrying amount to exceed its recoverable amount was the welded OCTG CGU in the USA. An increase of 100 Bps in the discount rate would generate an impairment of $179 million;  a decline of 100 Bps in the growth rate would generate an impairment of $116 million; and a decline of 5% in the cash flow projections would generate an impairment of $73 million.

For Prudential an increase of 100 Bps in the discount rate would generate an impairment of $35 million;  a decline of 100 Bps in the growth rate would generate an impairment of $19 million; and a decline of 5% in the cash flow projections would generate an impairment of $12 million. For Tubocaribe an increase of 100 Bps in the discount rate would generate an impairment of $12 million; a decline of 100 Bps in the growth rate would generate an impairment of $7 million; and a decline of 5% in the cash flow projections would generate an impairment of $1 million.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012

Interest Income	34,582	34,046	31,693
Interest from available-for-sale financial assets	4,992	191	-
Net result on changes in FV of financial assets at FVTPL	(1,478)	540	5,239
Net result on available-for-sale financial assets	115	(10)	-
Finance Income	38,211	34,767	36,932
Finance Cost	(44,388)	(70,450)	(55,507)
Net foreign exchange transactions results (*)	50,298	37,179	(10,929)
Foreign exchange derivatives contracts results	(4,733)	4,414	(3,195)
Other	(6,351)	(34,589)	(17,405)
Other Financial results	39,214	7,004	(31,529)
Net Financial results	33,037	(28,679)	(50,104)

(*) In 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities.

Tenaris has categorized as available for sale certain fixed income financial instruments. Following is a summary of the available for sale financial assets reserve on Other Comprehensive Income.

	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14
Available for sale	-	(39)	(39)	(2,447)	(2,486)
Total Available for sale reserve	-	(39)	(39)	(2,447)	(2,486)

7           Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
	(Restated)
From non-consolidated companies	(24,696)	46,098	4,545
Gain on equity interest / others (*)	21,302	-	5,899
Impairment loss on non-consolidated companies (**)	(161,222)	-	(73,650)
	(164,616)	46,098	(63,206)
(*) For 2014 see Note 26.
(**) Impairments in 2014 and 2012 correspond to the investment in Usiminas. See Note 12.

8           Income tax
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Current tax	695,136	594,179	636,624
Deferred tax	(109,075)	33,698	(95,066)
	586,061	627,877	541,558

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
	(Restated)
Income before income tax	1,767,237	2,202,249	2,243,297

Tax calculated at the tax rate in each country	312,714	465,029	456,530
Non taxable income / Non deductible expenses, net	132,551	72,768	80,527
Changes in the tax rates	3,249	8,287	4,707
Effect of currency translation on tax base (*)	138,925	92,695	5,214
Utilization of previously unrecognized tax losses	(1,378)	(10,902)	(5,420)
Tax charge	586,061	627,877	541,558

 (*) Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentinian and Mexican), which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9           Dividends distribution

On November 5, 2014, the Company’s Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, on November 27, 2014, with an ex-dividend date of November 24, 2014.

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

On May 2, 2013, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2012, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

10           Property, plant and equipment, net

Year ended December 31, 2014	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571
Translation differences	(15,137)	(241,044)	(4,445)	(7,719)	(854)	(269,199)
Additions (*)	56,078	3,359	4,959	937,927	5,823	1,008,146
Disposals / Consumptions	(2,179)	(32,567)	(6,436)	-	(4,922)	(46,104)
Increase due to business combinations	5,059	20,803	2,758	859	31	29,510
Transfers / Reclassifications	91,788	409,938	23,404	(526,431)	243	(1,058)

Values at the end of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866

Depreciation and impairment
Accumulated at the beginning of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
Translation differences	(5,996)	(134,723)	(3,677)	-	(256)	(144,652)
Depreciation charge	47,132	313,745	25,088	-	1,164	387,129
Transfers / Reclassifications	23	(38)	603	-	-	588
Increase due to business combinations	2,044	12,745	2,291	-	-	17,080
Impairment charge (See Note 5)	3,019	7,905	-	-	-	10,924
Disposals / Consumptions	(1,316)	(29,370)	(4,878)	-	-	(35,564)
Accumulated at the end of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
At December 31, 2014	1,215,587	2,932,137	142,572	846,538	22,723	5,159,557

 (*) The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191
Translation differences	(7,616)	36,436	(3,348)	(7,776)	348	18,044
Additions	10,121	5,242	4,963	641,235	5,308	666,869
Disposals / Consumptions	(17,388)	(30,156)	(8,973)	-	(6,783)	(63,300)
Increase due to the consolidation of joint operations	-	-	1,301	608	142	2,051
Transfers / Reclassifications	95,077	558,533	24,100	(682,059)	(4,935)	(9,284)
Values at the end of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571

Depreciation
Accumulated at the beginning of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
Translation differences	(1,581)	22,046	(2,402)	-	458	18,521
Depreciation charge	43,469	317,242	25,678	-	1,250	387,639
Transfers / Reclassifications	1,511	3,339	(1,655)	-	(3,187)	8
Increase due to the consolidation of joint operations	-	-	392	-	105	497
Disposals / Consumptions	(1,901)	(22,451)	(6,627)	-	(103)	(31,082)
Accumulated at the end of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
At December 31, 2013	1,124,884	2,941,912	141,759	441,902	23,310	4,673,767

Property, plant and equipment include capitalized interests for net amounts at December 31, 2014 and 2013 of $3,323 and $3,782 (there were no capitalized interests during the years 2014 and 2013), respectively.

11           Intangible assets, net
Year ended December 31, 2014	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	400,488	492,829	2,147,242	2,059,946	5,100,505
Translation differences	(9,590)	(63)	(6,481)	-	(16,134)
Additions	79,983	1,244	-	-	81,227
Transfers / Reclassifications	1,090	556	-	-	1,646
Increase due to business combinations	28	-	41,243	-	41,271
Disposals	(64)	(552)	-	-	(616)
Values at the end of the year	471,935	494,014	2,182,004	2,059,946	5,207,899

Amortization and impairment
Accumulated at the beginning of the year	249,916	302,444	340,488	1,140,421	2,033,269
Translation differences	(6,425)	-	-	-	(6,425)
Amortization charge	40,188	30,379	-	157,933	228,500
Impairment charge (See Note 5)	-	-	96,137	98,788	194,925
Accumulated at the end of the year	283,679	332,823	436,625	1,397,142	2,450,269
At December 31, 2014	188,256	161,191	1,745,379	662,804	2,757,630

Year ended December 31, 2013	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	310,524	493,822	2,147,433	2,059,946	5,011,725
Translation differences	(1,362)	20	61	-	(1,281)
Additions	85,974	655	-	-	86,629
Transfers / Reclassifications	5,820	(1,249)	-	-	4,571
Disposals	(468)	(419)	(252)	-	(1,139)
Values at the end of the year	400,488	492,829	2,147,242	2,059,946	5,100,505

Amortization
Accumulated at the beginning of the year	218,531	273,443	340,488	979,347	1,811,809
Translation differences	(779)	-	-	-	(779)
Amortization charge	31,104	30,237	-	161,074	222,415
Disposals	(171)	-	-	-	(171)
Transfers / Reclassifications	1,231	(1,236)	-	-	(5)
Accumulated at the end of the year	249,916	302,444	340,488	1,140,421	2,033,269
At December 31, 2013	150,572	190,385	1,806,754	919,525	3,067,236

 (*) Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2014 was $1.614.5 million for North America, $128.2 million for South America $2.0 million for Europe, and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2014, was as follows:

As of December 31, 2014	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	625.4	-	-	-	625.4
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	45.8	-	-	-	45.8
Coiled Tubing	-	-	-	4.0	4.0
Other	-	-	37.6	-	37.6
Total	671.2	919.9	150.3	4.0	1,745.4

12           Investments in non-consolidated companies

	Year ended December 31,
	2014	2013
	(Restated)
At the beginning of the year	912,758	977,011
Translation differences	(54,688)	(87,666)
Equity in earnings of non-consolidated companies	(24,696)	46,098
Impairment loss in non-consolidated companies	(161,222)	-
Dividends and distributions received	(17,735)	(16,334)
Additions ('c )	1,380	-
Decrease due to consolidation (*)	(8,310)	(9,033)
Decrease / increase in equity reserves	(3,857)	2,682
At the end of the period	643,630	912,758

(*) See Note 26

The principal non-consolidated companies are:
		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2014		2013		2014 (Restated)	2013
a) Ternium	Luxembourg	11.46	% (*)	11.46	% (*)	527,080	602,303
b) Usiminas	Brazil	2.5% - 5%		2.5% - 5%		113,099	298,459
Others	-	-		-		3,451	11,996
						643,630	912,758

 (*) Including treasury shares.

a) Ternium

Ternium, is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2014, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $17.6 per ADS, giving Tenaris’s ownership stake a market value of approximately $405.2 million (Level 1). At December 31, 2014, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $527.1 million. See Section II.B.2.

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas’ cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a six year period based on forecasts approved by management. For the subsequent years beyond the six-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Usiminas for impairment was 10.4%.

12           Investments in non-consolidated companies (Cont.)

b) Usiminas (Cont.)

As mentioned in Note 1 (General Information), following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by $161.2 million in 2014. In addition, the Company’s investment in Ternium was adjusted to reflect the change in value of that company’s participation in Usiminas.

The main factors that could result in impairment charges in future periods would be an increase in the discount rate or a decrease in steel prices. The Company estimates that a change of 10 bps in the discount rate would have resulted in a change of 1.8% in the value in use, and a change of $10 per ton in the steel price would have resulted in a change of 4.8% in the value in use.

At December 31, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL12.3 (approximately $4.63) per share, giving Tenaris’s ownership stake a market value of approximately $115.7 million (Level 1). At that date, the restated carrying value of the Usiminas investment amounted to $113.1 million.

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

During 2014, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of subordinated loans. Tenaris’s total investments in Techgen totaled $0.5 million.

▪
Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately $285 million. Tenaris’s exposure under the guarantee in connection with these agreements amounts to $62.7 million, corresponding to the 22% of the agreements’ outstanding value as of December 31, 2014.

▪
Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc. Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately $238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of $47.5 million. Tenaris’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of $7.2 million.

▪
Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to $800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2014, disbursements under the loan agreement amounted $440 million, as a result the amount guaranteed by Tenaris was approximately $96.8 million. If the loan is disbursed in full, the amount guaranteed by Tenaris will be approximately $176 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio).

12	Investments in non-consolidated companies (Cont.)

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2014 (Restated)			2013
	Usiminas	Ternium	Total	Usiminas	Ternium	Total
Non-current assets	8,372,431	6,257,290	14,629,721	9,347,605	7,153,162	16,500,767
Current assets	3,104,137	3,348,869	6,453,006	4,038,373	3,219,462	7,257,835
Total assets	11,476,568	9,606,159	21,082,727	13,385,978	10,372,624	23,758,602
Non-current liabilities	2,617,657	1,880,070	4,497,727	3,174,490	2,185,421	5,359,911
Current liabilities	1,795,583	2,091,386	3,886,969	2,171,729	1,849,159	4,020,888
Total liabilities	4,413,240	3,971,456	8,384,696	5,346,219	4,034,580	9,380,799
Non-controlling interests	768,749	937,502	1,706,251	905,847	998,009	1,903,856
Revenues	5,016,528	8,726,057	13,742,585	5,970,626	8,530,012	14,500,638
Gross profit	447,311	1,800,888	2,248,199	676,960	1,929,720	2,606,680

Net (loss) income for the year attributable to owners of the parent	61,531	(198,751)	(137,220)	(74,459)	455,425	380,966
Total comprehensive income (loss) for the year, net of tax, attributable to owners of the parent		(495,603)	(495,603)		98,856	98,856

13           Receivables – non current

	Year ended December 31,
	2014	2013

Government entities	1,697	2,232
Employee advances and loans	12,214	12,841
Tax credits	29,997	18,396
Receivables from related parties	43,093	20,716
Legal deposits	21,313	23,589
Advances to suppliers and other advances	119,970	44,986
Others	35,588	32,299
	263,872	155,059
Allowances for doubtful accounts (see Note 22 (i))	(1,696)	(2,979)
	262,176	152,080

14           Inventories

	Year ended December 31,
	2014	2013

Finished goods	1,012,297	1,024,571
Goods in process	622,365	650,567
Raw materials	396,847	363,611
Supplies	554,946	572,167
Goods in transit	386,954	320,496
	2,973,409	2,931,412
Allowance for obsolescence (see Note 23 (i))	(193,540)	(228,765)
	2,779,869	2,702,647

15           Receivables and prepayments

	Year ended December 31,
	2014	2013

Prepaid expenses and other receivables	40,377	57,410
Government entities	3,189	3,948
Employee advances and loans	16,478	15,356
Advances to suppliers and other advances	42,832	70,412
Government tax refunds on exports	16,956	25,502
Receivables from related parties	63,733	11,313
Derivative financial instruments	25,588	9,273
Miscellaneous	66,470	36,406
	275,623	229,620
Allowance for other doubtful accounts (see Note 23 (i))	(7,992)	(9,396)
	267,631	220,224
16           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2014	2013

V.A.T. credits	74,129	69,926
Prepaid taxes	55,275	86,265
	129,404	156,191

	Year ended December 31,
Current tax liabilities	2014	2013
Income tax liabilities	239,468	149,154
V.A.T. liabilities	27,156	39,984
Other taxes	85,729	77,622
	352,353	266,760

17           Trade receivables

	Year ended December 31,
	2014	2013

Current accounts	2,002,867	2,005,209
Receivables from related parties	29,505	28,924
	2,032,372	2,034,133
Allowance for doubtful accounts (see Note 23 (i))	(68,978)	(51,154)
	1,963,394	1,982,979

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2014
Guaranteed	571,170	495,336	70,239	5,595
Not guaranteed	1,461,202	1,186,958	203,116	71,128
Guaranteed and not guaranteed	2,032,372	1,682,294	273,355	76,723
Allowance for doubtful accounts	(68,978)	-	(902)	(68,076)
Net Value	1,963,394	1,682,294	272,453	8,647

At December 31, 2013
Guaranteed	628,929	481,079	130,316	17,534
Not guaranteed	1,405,204	1,122,078	227,317	55,809
Guaranteed and not guaranteed	2,034,133	1,603,157	357,633	73,343
Allowance for doubtful accounts	(51,154)	-	(64)	(51,090)
Net Value	1,982,979	1,603,157	357,569	22,253

18           Other investments and Cash and cash equivalents

	Year ended December 31,
	2014	2013
Other investments
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	718,877	639,538
Bonds and other fixed Income	817,823	513,075
Fund Investments	301,679	74,717
	1,838,379	1,227,330
Cash and cash equivalents
Cash at banks	120,772	123,162
Liquidity funds	110,952	95,042
Short – term investments	185,921	396,325
	417,645	614,529

19           Borrowings
	Year ended December 31,
	2014	2013
Non-current
Bank borrowings	30,104	247,056
Finance lease liabilities	729	1,471
Costs of issue of debt	-	(2,309)
	30,833	246,218
Current
Bank borrowings and other loans including related companies	966,741	668,132
Bank overdrafts	1,200	16,384
Finance lease liabilities	486	575
Costs of issue of debt	(20)	(374)
	968,407	684,717
Total Borrowings	999,240	930,935

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Financial lease	487	392	219	97	21	-	1,216
Other borrowings	967,920	7,117	1,147	1,259	1,207	19,374	998,024
Total borrowings	968,407	7,509	1,366	1,356	1,228	19,374	999,240

Interest to be accrued (*)	19,398	2,586	1,074	1,057	1,055	2,168	27,338
Total	987,805	10,095	2,440	2,413	2,283	21,542	1,026,578

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Financial lease	575	520	490	274	131	56	2,046
Other borrowings	684,142	98,891	91,202	45,860	7,066	1,728	928,889
Total borrowings	684,717	99,411	91,692	46,134	7,197	1,784	930,935

Interest to be accrued (*)	26,643	7,244	3,924	891	251	21	38,974
Total	711,360	106,655	95,616	47,025	7,448	1,805	969,909

(*) Includes the effect of hedge accounting.

19           Borrowings (Cont.)

Significant borrowings include:
			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2014	Tamsa	Bank loans	522	2015
Mainly 2014	Siderca	Bank loans	183	Mainly 2015
December 2014	Tubocaribe (*)	Bank loan	180	Dec - 15

(*) The main covenant on this loan agreement is in compliance with financial ratios (i.e., leverage ratio).

As of December 31, 2014, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2014 and 2013 (considering hedge accounting where applicable).

	2014	2013
Total borrowings (*)	1.89%	7.50%

(*) The decrease in weighted average interest rates is explained mainly by ARS-denominated debt, which as of December 31, 2014 was almost fully hedged; whereas as of December 31, 2013 was fully unhedged.

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2014	2013
USD	Variable	-	218,134
USD	Fixed	21,079	-
ARS	Fixed	4,933	20,778
EUR	Fixed	3,981	-
Others	Variable	840	1,347
Others	Fixed	-	5,959
Total non current borrowings		30,833	246,218

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2014	2013
USD	Variable	184,103	24,823
USD	Fixed	14,577	25,019
EURO	Variable	24,030	38,279
EURO	Fixed	1,272	8,432
MXN	Fixed	522,225	366,380
ARS	Fixed	184,791	215,429
BRL	Variable	34,446	-
ARS	Variable	71	4,394
Others	Variable	252	953
Others	Fixed	2,640	1,008
Total current borrowings		968,407	684,717

20           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	360,208	21,526	548,219	929,953
Translation differences	(3,067)	-	849	(2,218)
Charged directly to Other Comprehensive Income	-	682	(906)	(224)
Income statement credit / (charge)	(10,756)	22,026	(65,716)	(54,446)
At December 31, 2014	346,385	44,234	482,446	873,065

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	335,484	15,269	530,437	881,190
Translation differences	(1,703)	-	(223)	(1,926)
Charged directly to Other Comprehensive Income	-	-	11,441	11,441
Income statement charge	26,427	6,257	6,564	39,248
At December 31, 2013	360,208	21,526	548,219	929,953

(*) Includes the effect of currency translation on tax base explained in Note 8.

Deferred tax assets
	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)
Translation differences	4,317	2,334	1,500	322	8,473
Increase due to business combinations	(1,255)	(297)	(3,535)	(281)	(5,368)
Charged directly to Other Comprehensive Income	979	(682)	-	40	337
Income statement charge / (credit)	4,259	(28,822)	(13,807)	(16,259)	(54,629)
At December 31, 2014	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)
Translation differences	6,104	1,311	-	(843)	6,572
Increase due to business combinations	(17)	-	-	(1,442)	(1,459)
Charged directly to Other Comprehensive Income	753	-	-	(7,807)	(7,054)
Income statement charge / (credit)	(4,070)	20,007	(2,669)	(18,818)	(5,550)
At December 31, 2013	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2014	2013

Deferred tax assets to be recovered after 12 months	(119,192)	(119,488)
Deferred tax liabilities to be recovered after 12 months	868,289	877,524

20           Deferred income tax (Cont.)

Deferred tax assets (Cont.)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:
	Year ended December 31,
	2014	2013

Deferred tax assets	(268,252)	(197,159)
Deferred tax liabilities	714,123	751,105
	445,871	553,946

The movement on the net deferred income tax liability account is as follows:
	Year ended December 31,
	2014	2013

At the beginning of the year	553,946	512,674
Translation differences	6,255	4,646
Charged directly to Other Comprehensive Income	113	4,387
Income statement credit	(109,075)	33,698
Increase due to business combinations / Joint operations	(5,368)	(1,459)
At the end of the period	445,871	553,946

21           Other liabilities

(i)           Other liabilities – Non current
	Year ended December 31,
	2014	2013
Post-employment benefits	164,217	169,215
Other-long term benefits	98,069	82,439
Miscellaneous	23,579	25,603
	285,865	277,257
Post-employment benefits

▪	Unfunded

	Year ended December 31,
	2014	2013
Values at the beginning of the period	136,931	131,475
Current service cost	7,582	18,373
Interest cost	9,254	7,220
Curtailments and settlements	(236)	1,212
Remeasurements (*)	(9,824)	(3,403)
Translation differences	(8,665)	(1,561)
Benefits paid from the plan	(8,006)	(15,299)
Other	(303)	(1,086)
At the end of the year	126,733	136,931

(*) For 2014, gain of $12.2 and for 2013, loss of $3.0 million attributable to demographic assumptions and a loss of $2.4 and a gain of $6.4 million attributable to financial assumptions.

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2014	2013
Discount rate	2% - 7%	3% - 7%
Rate of compensation increase	2% - 3%	3% - 7%

21           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

As of December 31, 2014, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $8.2 million and $9.5 million and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an impact on the defined benefit obligation of $6.6 million and $6.1 million. The above sensitivity analysis are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:
	Year ended December 31,
	2014	2013
Present value of funded obligations	183,085	177,433
Fair value of plan assets	(147,991)	(145,777)
(Assets) / Liability (*)	35,094	31,656

 (*) In 2014 and 2013, $2.4 million and $0.6 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The movement in the present value of funded obligations is as follows:
	Year ended December 31,
	2014	2013
At the beginning of the year	177,433	191,154
Translation differences	(10,000)	(3,208)
Current service cost	2,266	430
Interest cost	7,621	7,366
Remeasurements (*)	16,104	(7,174)
Benefits paid	(10,339)	(11,135)
Movement in the fair value of plan assets	183,085	177,433

(*) For 2014, a loss of $1.5 and for 2013, gain of $7.5 million attributable to demographic assumptions and a loss of $14.6 and $ 14.7 million attributable to financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:
	Year ended December 31,
	2014	2013
At the beginning of the year	(145,777)	(140,550)
Expected return on plan assets	(7,842)	(2,489)
Remeasurements	(8,130)	(7,737)
Translation differences	8,911	1,632
Contributions paid to the plan	(5,548)	(7,821)
Benefits paid from the plan	10,339	11,135
Other	56	53
	(147,991)	(145,777)

The major categories of plan assets as a percentage of total plan assets are as follows:
	Year ended December 31,
	2014	2013
Equity instruments	52.7%	47.5%
Debt instruments	43.7%	52.5%
Others	3.6%	0.0%

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2014	2013
Discount rate	4% - 4%	4% - 5%
Rate of compensation increase	2% - 3%	3% - 4%

21           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2014, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $20.4 million and $24 million and an increase / (decrease) of 1% in the compensation rate assumption would have generated an impact on the defined benefit obligation of $0.3 million and $0.3 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2015 amounts approximately to $5.8 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The expected maturity of undiscounted post- employment benefits is as follows:

At 31 December 2014	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years
Unfunded Post-employment benefits	20,896	10,531	18,224	8,076	8,085	406,281
Funded Post-employment benefits	8,329	8,661	9,041	9,453	9,742	349,241
Total	29,225	19,192	27,265	17,529	17,827	755,522

(ii)           Other liabilities - current

	Year ended December 31,
	2014	2013
Payroll and social security payable	204,558	207,425
Liabilities with related parties	5,305	22
Derivative financial instruments	56,834	8,268
Miscellaneous	29,580	35,282
	296,277	250,997

22           Non-current allowances and provisions

 (i)           Deducted from non current receivables

	Year ended December 31,
	2014	2013
Values at the beginning of the year	(2,979)	(2,995)
Translation differences	534	740
Additional provisions	-	(752)
Used	749	28
Values at the end of the year	(1,696)	(2,979)

(ii)           Liabilities

	Year ended December 31,
	2014	2013
Values at the beginning of the year	66,795	67,185
Translation differences	(10,253)	(8,065)
Additional provisions	18,029	20,852
Reclassifications	(2,276)	(3,387)
Used	(5,146)	(9,840)
Increase due to business combinations	3,565	50
Values at the end of the year	70,714	66,795

23           Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2014	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(51,154)	(9,396)	(228,765)
Translation differences	384	1,335	5,141
Additional allowances	(21,704)	(336)	(4,704)
Increase due to business combinations	(88)	(38)	(875)
Used	3,584	443	35,663
At December 31, 2014	(68,978)	(7,992)	(193,540)

Year ended December 31, 2013	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(29,143)	(10,516)	(185,168)
Translation differences	(17)	1,282	1,589
Additional allowances	(23,236)	(956)	(70,970)
Increase due to business combinations	(7)	-	-
Used	1,249	794	25,784
At December 31, 2013	(51,154)	(9,396)	(228,765)

 (ii)           Liabilities

Year ended December 31, 2014	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,670	16,045	25,715
Translation differences	(747)	(1,777)	(2,524)
Additional allowances	14,100	2,668	16,768
Reclassifications	-	2,275	2,275
Used	(15,818)	(6,036)	(21,854)
At December 31, 2014	7,205	13,175	20,380

Year ended December 31, 2013	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	14,112	12,846	26,958
Translation differences	(335)	490	155
Additional allowances	8,512	2,063	10,575
Reclassifications	366	3,021	3,387
Used	(12,985)	(2,492)	(15,477)
Increase due to the consolidation of joint operations	-	117	117
At December 31, 2013	9,670	16,045	25,715

24           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2014	2013
Foreign exchange derivatives contracts	25,588	9,273
Contracts with positive fair values	25,588	9,273

Foreign exchange derivatives contracts	(56,834)	(8,268)
Contracts with negative fair values	(56,834)	(8,268)
Total	(31,246)	1,005

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2014 and 2013, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2014	2013	2014	2013
MXN	USD	2015	(45,061)	(3,285)	120	(101)
USD	MXN	2015	18,105	(510)	(66)	(2)
EUR	USD	2015	(6,186)	-	(6,186)	-
USD	EUR	2015	982	(456)	-	(21)
EUR	BRL	2015	(96)	411	138	244
JPY	USD	2015	(5,079)	(675)	(1,797)	-
USD	KWD	2015	1,908	-	630	-
ARS	USD	2015	1,632	-	(1,245)	-
USD	BRL	2015	1,089	5,604	-	-
USD	CNH	2015	95	-	87	-
USD	GBP	2015	438	(55)	403	-
Others			927	(29)	-	-
Total			(31,246)	1,005	(7,916)	120

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14
Foreign Exchange	(2,860)	2,980	120	(8,036)	(7,916)
Total Cash flow Hedge	(2,860)	2,980	120	(8,036)	(7,916)

Tenaris estimates that the cash flow hedge reserve at December 31, 2014 will be recycled to the Consolidated Income Statement during 2015.

25           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris’s material ongoing legal proceedings:

▪	Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $342 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment.

On December 24, 2013, the company received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of December 31, 2014, of EUR248 million (approximately $301 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. The hearing on this appeal will be held on June 22, 2015.

Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

25           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator, Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Restated Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of December 31, 2014, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $248 million.

▪
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $52.5 million.

▪
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $502.1 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2014	21,072,180
Total equity in accordance with Luxembourg law	22,980,504

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2014, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

25           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2014, distributable amount under Luxembourg law totals $21.7 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the year ended December 31, 2014	(295,767)
Dividends approved	(531,242)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Share premium	609,733
Distributable amount at December 31, 2014 under Luxembourg law	21,681,913

26           Business combinations

In September 2014, Tenaris closed the acquisition of 100% of the shares of Socobras Participações Ltda. (“Socobras”), a holding company that owned 50% of the shares of Socotherm Brasil S.A.(“Socotherm”). Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amount to $9.6 million and goodwill for $20 million.

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’s ownership interest in Socotherm held before the acquisition was remeasured to fair value at that date. As a result, Tenaris recorded a result of approximately $21.3 million resulting from the difference between carrying value of its initial investments in Socotherm and the fair value which was included in “Equity in earnings (losses) of non-consolidated companies” on the Consolidated Income Statement.

Had the transaction been consummated on January 1, 2014, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27           Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2014	2013	2012
	Inventories	(72,883)	287,874	(174,670)
	Receivables and prepayments	(31,061)	62,114	(26,285)
	Trade receivables	20,886	129,939	(166,985)
	Other liabilities	(61,636)	(151,578)	6,202
	Customer advances	76,383	(77,099)	78,446
	Trade payables	(3,755)	(62,470)	(19,720)
		(72,066)	188,780	(303,012)

(ii)	Income tax accruals less payments
	Tax accrued	586,061	627,877	541,558
	Taxes paid	(506,999)	(502,461)	(702,509)
		79,062	125,416	(160,951)

(iii)	Interest accruals less payments, net
	Interest accrued	6,174	37,356	22,048
	Interest received	31,306	42,091	41,996
	Interest paid	(74,672)	(109,170)	(89,349)
		(37,192)	(29,723)	(25,305)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	417,645	614,529	828,458
	Bank overdrafts	(1,200)	(16,384)	(55,802)
		416,445	598,145	772,656

As of December 31, 2014, 2013 and 2012, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

28           Related party transactions

As of December 31, 2014:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2014	2013	2012
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	33,342	35,358	43,501
	Sales of goods to other related parties	103,377	115,505	77,828
	Sales of services to non-consolidated parties	10,932	15,439	14,583
	Sales of services to other related parties	3,264	5,035	4,000
		150,915	171,337	139,912

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	302,144	320,000	444,742
	Purchases of goods to other related parties	44,185	14,828	19,745
	Purchases of services to non-consolidated parties	27,304	56,820	112,870
	Purchases of services to other related parties	90,652	100,677	87,510
		464,285	492,325	664,867

	(all amounts in thousands of U.S. dollars)	At December 31,
		2014	2013
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	104,703	30,416
	Receivables from other related parties	31,628	30,537
	Payables to non-consolidated parties	(53,777)	(33,503)
	Payables to other related parties	(28,208)	(8,323)
		54,346	19,127

	(b) Financial debt
	Borrowings from other related parties	(200)	-
		(200)	-

Directors’ and senior management compensation

During the years ended December 31, 2014, 2013 and 2012, the cash compensation of Directors and Senior managers amounted to $26.0 million, $28.1 million and $24.1 million respectively. In addition, Directors and Senior managers received 567, 534 and 542 thousand units for a total amount of $6.2 million, $5.6 million and $5.2 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

29           Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2014.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2014	2013	2012
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA LIMITADA	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (b)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS BAY CITY	USA	Manufacturing of seamless steel pipes	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.a.r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2014 and 2013, and 60% for 2012.
(b) For 2014 and 2013, Tenaris holds 100% of Siderca's subsidiaries. For 2012, Tenaris holds 100% of Siderca's subsidiaries except for Scrapservice S.A where it holds 75%.
(c) Tenaris holds 97.5% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

30         Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. The parties to the arbitration have had several exchanges of written pleadings on jurisdiction and the merits. An oral hearing on jurisdiction and the merits was held from January 31, 2013 to February 7, 2014. An additional two day hearing was held on 9-10 July 2014 in London, England to hear the testimony of the Parties’ experts on Luxembourg and Portuguese law. On August 8, 2014, both parties submitted their post-hearing briefs analyzing the testimony proffered at both hearings; Tenaris and Talta updated their pre-expropriation damages claim (to a principal sum of US$299.3 million plus pre-award interest for US$489.8 million, plus post-award interest). The tribunal will deliberate and issue the award. There is no procedural deadline by which the award must be rendered.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Tenaris and Talta submitted their memorial on jurisdiction and the merits in October 2013. Thereafter, the proceedings on the merits were suspended in order for the tribunal to separately consider one of Venezuela’s jurisdictional objections. After exchanging one round of written jurisdictional submissions on 1 April and 16 June 2014, the suspension of the merits phase of the arbitration was lifted (by agreement of the parties) such that the jurisdictional and merits issues will be pleaded together. Following the exchange of further written submissions by the Parties (scheduled to be completed by April 2015), an oral hearing will take place in June 2015; finally, the tribunal will deliberate and issue its award. There is no procedural deadline within the award must be rendered.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2014, for a total amount of approximately $26.8 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

31           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012
Audit Fees	5,231	5,723	5,446
Audit-Related Fees	142	143	335
Tax Fees	89	117	137
All Other Fees	35	51	32
Total	5,497	6,034	5,950

32           Subsequent event

Annual Dividend Proposal

On February 18, 2015 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 27, 2014.

On May 6, 2015  the Annual General Shareholders' meeting approved the payment of such annual dividend. As a result, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million was paid on May 20, 2015, with an ex-dividend date of May 18, 2015. These Restated Consolidated Financial Statements do not reflect this dividend payable.

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones USA 1 888 300 5432 Argentina (54) 11 4018 2928 Italy (39) 02 4384 7654 Mexico (52) 55 5282 9929	General Inquiries investors@tenaris.com

Stock Information New York Stock Exchange (TS) Mercato Telematico Azionario (TEN) Mercado de Valores de Buenos Aires (TS) Bolsa Mexicana de Valores, S.A. de C.V. (TS)	ADS Depositary Bank Deutsche Bank CUSIP No. 88031M019

Internet
www.tenaris.com